EXHIBIT 21.1

Subsidiaries of SunPower Corporation

Subsidiary Name	Jurisdiction
Pluto Acquisition Company LLC	Delaware
SunPower Corporation Malta Holdings Limited	Malta
SunPower Corporation, Systems	Delaware
SunPower Corporation UK Limited	United Kingdom
SunPower Energy Systems Spain, SL	Spain
SunPower France SAS	France
Sunpower GmbH	Germany
SunPower Italia S.r.l.	Italy
SunPower North America, LLC	Delaware
SunPower Philippines Manufacturing Ltd.	Cayman Islands
SunPower Systems Sarl	Switzerland
SunPower Technology Ltd.	Cayman Islands

SunPower Corporation does business under the following names

Company	dba
SunPower Corporation	SunPower Solar Corporation (Texas), Inc.
SunPower Corporation	SPWR Solar Corporation
SunPower Corporation	SPWR Solar
SunPower Corporation	SPWR Energy

SunPower Corporation, Systems does business under the following names

Subsidiary	dba
SunPower Corporation, Systems	SunPower Energy Systems (Texas), Inc.
SunPower Corporation, Systems	SunPower Energy Corporation